Exhibit 99.1
Baytex Energy Corp. Condensed Consolidated Statements of Financial Position
(thousands of Canadian dollars) (unaudited)

		As at
	Notes	September 30, 2020	December 31, 2019

ASSETS
Current assets
Cash		$—	$5,572
Trade and other receivables		97,389	173,762
Financial derivatives	17	41,746	5,433
		139,135	184,767
Non-current assets
Exploration and evaluation assets	5	186,391	320,210
Oil and gas properties	6	2,798,198	5,387,889
Other plant and equipment		8,161	7,598
Lease assets		10,342	13,619
Deferred income tax asset	14	14,187	—
		$3,156,414	$5,914,083

LIABILITIES
Current liabilities
Trade and other payables		$179,482	$207,454
Financial derivatives	17	9,921	8,668
Lease obligations		5,791	5,798
Asset retirement obligations	9	10,913	11,579
		206,107	233,499
Non-current liabilities
Financial derivatives	17	15,635	—
Credit facilities	7	622,654	505,412
Long-term notes	8	1,182,800	1,328,175
Lease obligations		4,703	8,085
Asset retirement obligations	9	740,238	656,395
Deferred income tax liability		—	235,308
		2,772,137	2,966,874

SHAREHOLDERS’ EQUITY
Shareholders' capital	10	5,729,164	5,718,835
Contributed surplus		14,356	17,712
Accumulated other comprehensive income		646,443	556,224
Deficit		(6,005,686)	(3,345,562)
		384,277	2,947,209
		$3,156,414	$5,914,083

See accompanying notes to the condensed consolidated interim financial statements.

Baytex Energy Corp.
Condensed Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)
(thousands of Canadian dollars, except per common share amounts and weighted average common shares) (unaudited)

		Three Months Ended September 30		Nine Months Ended September 30
	Notes	2020	2019	2020	2019

Revenue, net of royalties
Petroleum and natural gas sales	13	$252,538	$424,600	$741,841	$1,360,024
Royalties		(40,052)	(75,017)	(125,928)	(242,959)
		212,486	349,583	615,913	1,117,065

Expenses
Operating		73,447	97,377	251,597	298,143
Transportation		6,372	9,903	21,745	35,102
Blending and other		10,673	12,950	37,490	50,628
General and administrative		7,741	9,934	24,954	35,576
Exploration and evaluation	5	8,909	2,138	11,000	8,667
Depletion and depreciation		106,454	180,422	392,380	551,548
Impairment	5, 6	—	—	2,716,349	—
Share-based compensation	11	2,949	3,401	8,725	14,245
Financing and interest	15	27,962	31,766	97,412	97,049
Financial derivatives loss (gain)	17	17,027	(28,523)	(50,156)	(21,742)
Foreign exchange (gain) loss	16	(26,231)	14,237	27,688	(37,978)
Gain on dispositions		(98)	(18)	(246)	(1,075)
Other income		(293)	(738)	(2,300)	(5,044)
		234,912	332,849	3,536,638	1,025,119
Net income (loss) before income taxes		(22,426)	16,734	(2,920,725)	91,946
Income tax expense (recovery)	14
Current income tax expense		322	501	880	1,591
Deferred income tax expense (recovery)		696	1,082	(261,481)	(14,958)
		1,018	1,583	(260,601)	(13,367)
Net income (loss)		$(23,444)	$15,151	$(2,660,124)	$105,313
Other comprehensive income (loss)
Foreign currency translation adjustment		(30,268)	25,344	90,219	(67,845)
Comprehensive income (loss)		$(53,712)	$40,495	$(2,569,905)	$37,468

Net income (loss) per common share	12
Basic		$(0.04)	$0.03	$(4.75)	$0.19
Diluted		$(0.04)	$0.03	$(4.75)	$0.19

Weighted average common shares (000's)	12
Basic		561,128	557,888	560,484	556,651
Diluted		561,128	560,888	560,484	560,438

See accompanying notes to the condensed consolidated interim financial statements.

Baytex Energy Corp.
Condensed Consolidated Statements of Changes in Equity
(thousands of Canadian dollars) (unaudited)

	Notes	Shareholders’ capital	Contributed surplus	Accumulated other comprehensive income	Deficit	Total equity
Balance at December 31, 2018		$5,701,516	$19,137	$667,874	$(3,333,103)	$3,055,424
Vesting of share awards		15,721	(15,721)	—	—	—
Share-based compensation		—	14,245	—	—	14,245
Comprehensive income (loss)		—	—	(67,845)	105,313	37,468
Balance at September 30, 2019		$5,717,237	$17,661	$600,029	$(3,227,790)	$3,107,137
Balance at December 31, 2019		$5,718,835	$17,712	$556,224	$(3,345,562)	$2,947,209
Vesting of share awards	10	10,329	(10,329)	—	—	—
Share-based compensation	11	—	6,973	—	—	6,973
Comprehensive income (loss)		—	—	90,219	(2,660,124)	(2,569,905)
Balance at September 30, 2020		$5,729,164	$14,356	$646,443	$(6,005,686)	$384,277

See accompanying notes to the condensed consolidated interim financial statements.

Baytex Energy Corp.
Condensed Consolidated Statements of Cash Flows
(thousands of Canadian dollars) (unaudited)

		Three Months Ended September 30		Nine Months Ended September 30
	Notes	2020	2019	2020	2019

CASH PROVIDED BY (USED IN):
Operating activities
Net income (loss) for the period		$(23,444)	$15,151	$(2,660,124)	$105,313
Adjustments for:
Share-based compensation	11	2,336	3,401	6,973	14,245
Unrealized foreign exchange (gain) loss	16	(25,880)	13,855	28,125	(38,404)
Exploration and evaluation	5	8,909	2,138	11,000	8,667
Depletion and depreciation		106,454	180,422	392,380	551,548
Impairment	5, 6	—	—	2,716,349	—
Non-cash financing, accretion, and early redemption expense	15	2,544	5,014	16,072	14,021
Non-cash other income	9	(293)	—	(293)	—
Unrealized financial derivatives loss (gain)	17	7,284	(7,666)	(19,425)	30,922
Gain on dispositions		(98)	(18)	(246)	(1,075)
Deferred income tax expense (recovery)	14	696	1,082	(261,481)	(14,958)
Asset retirement obligations settled	9	(1,211)	(1,134)	(6,080)	(10,860)
Change in non-cash working capital		16,391	(17,275)	78,829	(59,499)
		93,688	194,970	302,079	599,920

Financing activities
Increase (decrease) in credit facilities		(75,944)	155,199	111,403	50,445
Payments on lease obligations		(1,456)	(1,390)	(4,440)	(4,402)
Net proceeds from issuance of long-term notes	8	—	—	652,150	—
Redemption of long-term notes	8	—	(198,128)	(833,672)	(198,128)
		(77,400)	(44,319)	(74,559)	(152,085)

Investing activities
Additions to exploration and evaluation assets	5	(484)	(1,047)	(4,344)	(2,441)
Additions to oil and gas properties	6	(15,418)	(138,038)	(198,187)	(396,733)
Additions to other plant and equipment		(40)	(19)	(2,027)	(398)
Property acquisitions		—	(120)	—	(2,717)
Proceeds from dispositions		98	150	149	1,100
Change in non-cash working capital		(444)	(11,577)	(28,683)	(46,646)
		(16,288)	(150,651)	(233,092)	(447,835)

Change in cash		—	—	(5,572)	—
Cash, beginning of period		—	—	5,572	—
Cash, end of period		$—	$—	$—	$—

Supplementary information
Interest paid		$3,365	$22,315	$55,145	$78,493
Income taxes paid		$1,155	$76	$1,155	$1,158

See accompanying notes to the condensed consolidated interim financial statements.

Baytex Energy Corp.
Notes to the Condensed Consolidated Interim Financial Statements
For the periods ended September 30, 2020 and 2019
(all tabular amounts in thousands of Canadian dollars, except per common share amounts) (unaudited)

1.REPORTING ENTITY
Baytex Energy Corp. (the “Company” or “Baytex”) is an oil and gas corporation engaged in the acquisition, development and production of oil and natural gas in the Western Canadian Sedimentary Basin and the United States. The Company’s common shares are traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol BTE. The Company’s head and principal office is located at 2800, 520 – 3rd Avenue S.W., Calgary, Alberta, T2P 0R3, and its registered office is located at 2400, 525 – 8th Avenue S.W., Calgary, Alberta, T2P 1G1.

2.BASIS OF PRESENTATION
The condensed consolidated interim financial statements ("consolidated financial statements") have been prepared in accordance with International Accounting Standards 34, Interim Financial Reporting, under International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board (the "IASB"). These consolidated financial statements do not include all the necessary annual disclosures as prescribed by IFRS and should be read in conjunction with the annual consolidated financial statements as at and for the year ended December 31, 2019.

The consolidated financial statements were approved by the Board of Directors of Baytex on November 2, 2020.

The consolidated financial statements have been prepared on a historical cost basis, with the exception of derivative financial instruments which have been measured at fair value. The consolidated financial statements are presented in Canadian dollars which is the functional currency of the Company. References to “US$” are to United States ("U.S.") dollars. All financial information is rounded to the nearest thousand, except per share amounts or when otherwise indicated.

The audited consolidated financial statements of the Company as at and for the year ended December 31, 2019 are available through its filings on SEDAR at www.sedar.com and through the U.S. Securities and Exchange Commission at www.sec.gov.

3.SIGNIFICANT ACCOUNTING POLICIES

The accounting policies, critical accounting judgments and significant estimates used in preparation of the 2019 annual financial statements have been applied in the preparation of these consolidated financial statements, except for the adoption of amendments to IFRS 3 Business Combinations as described below.

Current environment and estimation uncertainty

Management makes judgements and assumptions about the future in deriving estimates used in preparation of these consolidated financial statements in accordance with IFRS. Sources of estimation uncertainty include estimates used to determine economically recoverable oil, natural gas, and natural gas liquids reserves, the recoverable amount of long-lived assets or cash generating units, the fair value of financial derivatives, the provision for asset retirement obligations and the provision for income taxes and the related deferred tax assets and liabilities.

In March 2020, the World Health Organization declared a global pandemic related to the novel coronavirus ("COVID-19"). The emergence of COVID-19 and the steps taken by governments to control the spread of the virus resulted in significant instability in the global economy and a sharp decline in demand for crude oil. This combined with the increased supply of crude oil due to the Russia and Saudi Arabia price war resulted in an unprecedented collapse in global crude oil prices and significant volatility during Q2/2020. Global crude oil prices began to recover and were relatively stable during Q3/2020 as members of OPEC+ agreed to production curtailments and governments began to ease restrictions that allowed economies to begin reopening which increased demand. While these factors have resulted in recent improvements in crude oil prices the outlook for prices remains uncertain due to the potential for additional government restrictions from COVID-19 and uncertainty that members of OPEC+ will maintain production curtailments.

These factors have impacted our results for the nine months ended September 30, 2020. At March 31, 2020, we recorded a total impairment of $2.7 billion which included amounts related to our exploration and evaluation assets (note 5) and oil and gas properties (note 6). There is potential for further impairments or reversal of impairments over the balance of 2020 due to the current volatility in forecasted prices for the commodities we produce. In the current environment, assumptions and estimates regarding future commodity prices, the amount of economically recoverable reserves, exchange rates, and interest rates are subject to greater variability than normal. Actual results may differ from these estimates as the effect of future events cannot be determined with certainty.

We have taken action to protect our financial liquidity in response to the recent volatility in commodity prices and instability in the global economy. We have reduced our planned capital expenditures and have reduced production of oil and natural gas when commodity prices do not support economic production. We currently have $425.8 million of availability on our credit facilities and are currently forecasting to remain in compliance with the financial covenants applicable to our credit facilities for the foreseeable future at current forward commodity prices.

Business Combinations

Baytex adopted amendments to IFRS 3 Business Combinations effective January 1, 2020, which will be applied prospectively to acquisitions that occur on or after January 1, 2020. These amendments did not result in changes to the Company's accounting policies for applying the acquisition method but could result in future acquisitions being accounted for as an asset acquisition as opposed to a business combination.

4.    SEGMENTED FINANCIAL INFORMATION

Baytex's reportable segments are determined based on the geographic location and nature of the underlying operations:

•Canada includes the exploration for, and the development and production of, crude oil and natural gas in Western Canada;
•U.S. includes the exploration for, and the development and production of, crude oil and natural gas in the U.S.; and
•Corporate includes corporate activities and items not allocated between operating segments.

	Canada		U.S.		Corporate		Consolidated
Three Months Ended September 30	2020	2019	2020	2019	2020	2019	2020	2019

Revenue, net of royalties
Petroleum and natural gas sales	$158,831	$258,769	$93,707	$165,831	$—	$—	$252,538	$424,600
Royalties	(12,297)	(26,193)	(27,755)	(48,824)	—	—	(40,052)	(75,017)
	146,534	232,576	65,952	117,007	—	—	212,486	349,583

Expenses
Operating	57,557	73,701	15,890	23,676	—	—	73,447	97,377
Transportation	6,372	9,903	—	—	—	—	6,372	9,903
Blending and other	10,673	12,950	—	—	—	—	10,673	12,950
General and administrative	—	—	—	—	7,741	9,934	7,741	9,934
Exploration and evaluation	8,909	2,138	—	—	—	—	8,909	2,138
Depletion and depreciation	68,727	115,008	35,820	63,356	1,907	2,058	106,454	180,422
Share-based compensation	—	—	—	—	2,949	3,401	2,949	3,401
Financing and interest	—	—	—	—	27,962	31,766	27,962	31,766
Financial derivatives loss (gain)	—	—	—	—	17,027	(28,523)	17,027	(28,523)
Foreign exchange (gain) loss	—	—	—	—	(26,231)	14,237	(26,231)	14,237
Gain on dispositions	(98)	(18)	—	—	—	—	(98)	(18)
Other (income) expense	(694)	—	—	—	401	(738)	(293)	(738)
	151,446	213,682	51,710	87,032	31,756	32,135	234,912	332,849
Net income (loss) before income taxes	(4,912)	18,894	14,242	29,975	(31,756)	(32,135)	(22,426)	16,734
Income tax expense (recovery)
Current income tax expense	—	—	322	501	—	—	322	501
Deferred income tax expense (recovery)	10,589	4,734	696	(203)	(10,589)	(3,449)	696	1,082
	10,589	4,734	1,018	298	(10,589)	(3,449)	1,018	1,583
Net income (loss)	$(15,501)	$14,160	$13,224	$29,677	$(21,167)	$(28,686)	$(23,444)	$15,151

Total oil and natural gas capital expenditures(1)	$3,784	$96,744	$12,020	$42,311	$—	$—	$15,804	$139,055

	Canada		U.S.		Corporate		Consolidated
Nine Months Ended September 30	2020	2019	2020	2019	2020	2019	2020	2019

Revenue, net of royalties
Petroleum and natural gas sales	$427,000	$817,506	$314,841	$542,518	$—	$—	$741,841	$1,360,024
Royalties	(33,972)	(82,313)	(91,956)	(160,646)	—	—	(125,928)	(242,959)
	393,028	735,193	222,885	381,872	—	—	615,913	1,117,065

Expenses
Operating	185,641	221,680	65,956	76,463	—	—	251,597	298,143
Transportation	21,745	35,102	—	—	—	—	21,745	35,102
Blending and other	37,490	50,628	—	—	—	—	37,490	50,628
General and administrative	—	—	—	—	24,954	35,576	24,954	35,576
Exploration and evaluation	11,000	8,667	—	—	—	—	11,000	8,667
Depletion and depreciation	249,125	345,692	137,462	201,653	5,793	4,203	392,380	551,548
Impairment	1,855,000	—	861,349	—	—	—	2,716,349	—
Share-based compensation	—	—	—	—	8,725	14,245	8,725	14,245
Financing and interest	—	—	—	—	97,412	97,049	97,412	97,049
Financial derivatives (gain) loss	—	—	—	—	(50,156)	(21,742)	(50,156)	(21,742)
Foreign exchange loss (gain)	—	—	—	—	27,688	(37,978)	27,688	(37,978)
Gain on dispositions	(246)	(1,075)	—	—	—	—	(246)	(1,075)
Other income	(694)	—	—	—	(1,606)	(5,044)	(2,300)	(5,044)
	2,359,061	660,694	1,064,767	278,116	112,810	86,309	3,536,638	1,025,119
Net income (loss) before income taxes	(1,966,033)	74,499	(841,882)	103,756	(112,810)	(86,309)	(2,920,725)	91,946
Income tax expense (recovery)
Current income tax expense	469	—	411	1,591	—	—	880	1,591
Deferred income tax (recovery) expense	(74,687)	8,842	(164,298)	4,505	(22,496)	(28,305)	(261,481)	(14,958)
	(74,218)	8,842	(163,887)	6,096	(22,496)	(28,305)	(260,601)	(13,367)
Net income (loss)	$(1,891,815)	$65,657	$(677,995)	$97,660	$(90,314)	$(58,004)	$(2,660,124)	$105,313

Total oil and natural gas capital expenditures(1)	$129,773	$271,520	$72,609	$129,271	$—	$—	$202,382	$400,791
(1)     Includes additions to exploration and evaluation assets, oil and gas properties, and property acquisitions, net of proceeds from divestitures.

	September 30, 2020	December 31, 2019
Canadian assets	$1,526,819	$3,484,123
U.S. assets	1,569,346	2,403,310
Corporate assets	60,249	26,650
Total consolidated assets	$3,156,414	$5,914,083

5.    EXPLORATION AND EVALUATION ASSETS

	September 30, 2020	December 31, 2019
Balance, beginning of period	$320,210	$358,935
Capital expenditures	4,344	2,948
Property acquisitions	—	1,523
Divestitures	—	(443)
Property swaps	479	417
Impairment	(127,861)	(7,822)
Exploration and evaluation expense	(11,000)	(11,764)
Transfer to oil and gas properties (note 6)	(5,830)	(16,204)
Foreign currency translation	6,049	(7,380)
Balance, end of period	$186,391	$320,210

At September 30, 2020, there were no indicators of impairment or impairment reversal for exploration and evaluation assets in any of the Company's CGUs.

At March 31, 2020, the Company identified indicators of impairment for the exploration and evaluation assets within each of its six CGUs. The estimated recoverable amount was below the carrying value of the exploration and evaluation assets in the Conventional, Peace River, Lloydminster, Viking, and Eagle Ford CGUs and an impairment of $127.9 million was recorded as at March 31, 2020. The recoverable amount of each CGU was based on its fair value less costs of disposal ("FVLCD") and was estimated with reference to arm's length transactions in comparable locations and the discounted cash flows associated with the Company's future development plans. The following table indicates the impairment booked for each CGU at March 31, 2020.

Impairment
Conventional CGU	$4,000
Peace River CGU	20,000
Lloydminster CGU	42,000
Viking CGU	13,000
Eagle Ford CGU	48,861
$127,861

At December 31, 2019, the Company identified indicators of impairment for the exploration and evaluation assets within the Peace River CGU. The estimated recoverable amount was below the carrying value of the exploration and evaluation assets in the Peace River CGU and an impairment of $7.8 million was recorded as at December 31, 2019. There were no indicators of impairment for exploration and evaluation assets in the remaining CGUs at December 31, 2019.

6.    OIL AND GAS PROPERTIES

	Cost	Accumulated depletion	Net book value
Balance, December 31, 2018	$10,744,533	$(4,926,644)	$5,817,889
Capital expenditures	549,343	—	549,343
Property acquisitions	2,636	—	2,636
Transfers from exploration and evaluation assets (note 5)	16,204	—	16,204
Change in asset retirement obligations (note 9)	23,894	—	23,894
Divestitures	(2,069)	1,690	(379)
Property swaps	1,773	—	1,773
Impairment	—	(180,000)	(180,000)
Foreign currency translation	(208,017)	89,813	(118,204)
Depletion	—	(725,267)	(725,267)
Balance, December 31, 2019	$11,128,297	$(5,740,408)	$5,387,889
Capital expenditures	198,187	—	198,187
Transfers from exploration and evaluation assets (note 5)	5,830	—	5,830
Change in asset retirement obligations (note 9)	82,900	—	82,900
Property swaps	(1,190)	178	(1,012)
Impairment	—	(2,588,488)	(2,588,488)
Foreign currency translation	101,173	(1,694)	99,479
Depletion	—	(386,587)	(386,587)
Balance, September 30, 2020	$11,515,197	$(8,716,999)	$2,798,198

At September 30, 2020, there were no indicators of impairment or impairment reversal for oil and gas properties in any of the Company's CGUs.

At March 31, 2020, the Company identified indicators of impairment for each of its six CGUs due to a significant decline in forecasted commodity prices. The recoverable amount was not sufficient to support the carrying amount which resulted in an impairment of $2.6 billion recorded at March 31, 2020. The recoverable amount of each CGU was based on its FVLCD which was estimated using a discounted cash flow model of proved plus probable cash flows from an independent reserve report prepared as at December 31, 2019 and was adjusted for operations between December 31, 2019 and March 31, 2020. The after-tax discount rates applied to the cash flows were between 8% and 14%.

The recoverable amount of the Company's CGUs were calculated at March 31, 2020 using the following benchmark reference prices for the years 2020 to 2029 adjusted for commodity differentials specific to the Company.

	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029
WTI crude oil (US$/bbl)	29.17	40.45	49.17	53.28	55.66	56.87	58.01	59.17	60.35	61.56
WCS heavy oil (CA$/bbl)	19.21	34.65	46.34	51.25	54.28	55.72	56.96	58.22	59.51	60.82
LLS crude oil (US$/bbl)	32.17	43.80	52.55	56.68	59.10	60.35	61.52	62.72	63.94	65.19
Edmonton par oil (CA$/bbl)	29.22	46.85	59.27	65.02	68.43	69.81	71.24	72.70	74.19	75.71
Henry Hub gas (US$/mmbtu)	2.10	2.58	2.79	2.86	2.93	3.00	3.07	3.13	3.19	3.25
AECO gas (CA$/mmbtu)	1.74	2.20	2.38	2.45	2.53	2.60	2.66	2.72	2.79	2.85
Exchange rate (CAD/USD)	1.41	1.37	1.34	1.34	1.34	1.33	1.33	1.33	1.33	1.33

This data is combined with assumptions relating to long-term prices, inflation rates and exchange rates together with estimates of transportation costs and pricing of competing fuels to forecast long-term energy prices, consistent with external sources of information. The prices and costs subsequent to 2029 have been adjusted for inflation at an annual rate of 2.0%.

The following table demonstrates the sensitivity of the estimated recoverable amount of the Company's CGUs to reasonably possible changes in key assumptions inherent in the estimate.

	Recoverable amount	Impairment	Change in discount rate of 1%	Change in oil price of $2.50/bbl	Change in gas price of $0.25/mcf
Conventional CGU	$37,444	$41,000	$3,000	$3,500	$8,500
Peace River CGU	109,631	345,000	9,500	53,500	3,000
Lloydminster CGU	227,967	470,000	25,000	69,500	—
Duvernay CGU	61,197	5,000	5,500	9,500	1,500
Viking CGU	962,134	915,000	57,000	123,000	4,000
Eagle Ford CGU	1,576,423	812,488	120,750	141,500	32,000
	$2,974,796	$2,588,488	$220,750	$400,500	$49,000

At December 31, 2019, the Company identified indicators of impairment for its Peace River CGU due to a sustained decline in Canadian heavy oil prices and a reduction in planned exploration and development expenditures related to thermal properties in the Peace River CGU. The recoverable amount of the Peace River CGU was based on its value-in-use ("VIU") which was estimated using a discounted cash flow model using proved plus probable cash flows from an independent reserve report prepared as at December 31,2019 and an after-tax discount rate of 11%. The recoverable amount was not sufficient to support the carrying amount of the CGU which resulted in an impairment of $180.0 million recorded as at December 31, 2019. There were no indicators of impairment or impairment reversal for the remaining CGUs as at December 31, 2019.

7.    CREDIT FACILITIES

	September 30, 2020	December 31, 2019
Credit facilities - U.S. dollar denominated(1)	$95,933	$206,144
Credit facilities - Canadian dollar denominated	528,893	300,327
Credit facilities - principal	624,826	506,471
Unamortized debt issuance costs	(2,172)	(1,059)
Credit facilities	$622,654	$505,412
(1)U.S. dollar denominated credit facilities balance was US$72.0 million as at September 30, 2020 (December 31, 2019 - US$159.0 million).

Baytex has US$575 million of revolving credit facilities (the "Revolving Facilities") and a $300 million non-revolving secured term loan (the "Term Loan") (collectively the "Credit Facilities"). On March 3, 2020, Baytex amended its Credit Facilities to extend maturity from April 2, 2021 to April 2, 2024. These facilities will automatically be extended to June 4, 2024 providing Baytex has either refinanced, or has the ability to repay, the outstanding 2024 long-term notes with existing credit capacity as of April 1, 2024.

The extendible secured Revolving Facilities are comprised of a US$50 million operating loan and a US$325 million syndicated revolving loan for Baytex and a US$200 million syndicated revolving loan for Baytex's wholly-owned subsidiary, Baytex Energy USA, Inc. The $300 million Term Loan is secured by the assets of Baytex's wholly-owned subsidiary, Baytex Energy Limited Partnership.

The Credit Facilities are not borrowing base facilities and do not require annual or semi-annual reviews. The Credit Facilities contain standard commercial covenants in addition to the financial covenants detailed below. There are no mandatory principal payments required prior to maturity which could be extended upon Baytex's request. Advances (including letters of credit) under the Credit Facilities can be drawn in either Canadian or U.S. funds and bear interest at the bank’s prime lending rate, bankers’ acceptance discount rates or London Interbank Offered Rates, plus applicable margins. In the event that Baytex breaches any of the covenants under the Credit Facilities, Baytex may be required to repay, refinance or renegotiate the loan terms and may be restricted from taking on further debt or paying dividends to shareholders.

At September 30, 2020, Baytex had $15.5 million of outstanding letters of credit (December 31, 2019 - $15.2 million) under the Credit Facilities.

At September 30, 2020, Baytex was in compliance with all of the covenants contained in the Credit Facilities and is forecasting compliance with these covenants for the foreseeable future based on current forward commodity prices. A decrease or a sustained period of low commodity prices may result in non-compliance with our financial covenants and reduced liquidity on our existing credit facilities. Non-compliance with the financial covenants in our credit facilities could result in our debt becoming due and payable on demand.

The following table summarizes the financial covenants applicable to the Credit Facilities and Baytex's compliance therewith as at September 30, 2020.

Covenant Description	Position as at September 30, 2020	Covenant
Senior Secured Debt(1) to Bank EBITDA(2) (Maximum Ratio)	1.1:1.0	3.5:1.0
Interest Coverage(3) (Minimum Ratio)	5.4:1.0	2.0:1.0
(1)"Senior Secured Debt" is defined as the principal amount of the credit facilities and other secured obligations identified in the credit agreement. As at September 30, 2020, the Company's Senior Secured Debt totaled $640.3 million which includes $624.8 million of principal amounts outstanding and $15.5 million of letters of credit.
(2)"Bank EBITDA" is calculated based on terms and definitions set out in the credit agreement which adjusts net income or loss for financing and interest expense, income tax, non-recurring losses, certain specific unrealized and non-cash transactions (including depletion, depreciation, exploration and evaluation expense, impairment, deferred income tax expense or recovery, unrealized gains and losses on financial derivatives and foreign exchange, and share-based compensation) and is calculated based on a trailing twelve month basis including the impact of material acquisitions as if they had occurred at the beginning of the twelve month period. Bank EBITDA for the twelve months ended September 30, 2020 was $566.1 million.
(3)"Interest Coverage" is computed as the ratio of Bank EBITDA to financing and interest expense, excluding accretion of debt issue costs and asset retirement obligations, and is calculated on a trailing twelve month basis. Financing and interest expense, excluding accretion of debt issue costs and asset retirement obligations, for the twelve months ended September 30, 2020 was $105.2 million.

8.    LONG-TERM NOTES

	September 30, 2020	December 31, 2019
5.125% notes (US$400,000 – principal) due June 1, 2021	$—	$518,600
6.625% notes ($300,000 – principal) due July 19, 2022	—	300,000
5.625% notes (US$400,000 – principal) due June 1, 2024	532,960	518,600
8.75% notes (US$500,000 – principal) due April 1, 2027	666,200	—
Total long-term notes - principal(1)	1,199,160	1,337,200
Unamortized debt issuance costs	(16,360)	(9,025)
Total long-term notes - net of unamortized debt issuance costs	$1,182,800	$1,328,175
(1)The decrease in the principal amount of long-term notes outstanding from December 31, 2019 to September 30, 2020 is the result of principal repayments of $830.4 million, the issuance of $664.7 million aggregate principal amount and changes in the reported amount of U.S. dollar denominated debt of $27.6 million.

On February 5, 2020, Baytex issued US$500 million aggregate principal amount of senior unsecured notes due April 1, 2027 bearing interest at a rate of 8.75% per annum payable semi-annually (the "8.75% Senior Notes"). The 8.75% Senior Notes are redeemable at Baytex's option, in whole or in part, at specified redemption prices after April 1, 2023 and will be redeemable at par from April 1, 2026 to maturity. Transaction costs of $12.5 million were incurred in conjunction with the issuance which resulted in net proceeds of $652.2 million.

On February 20, 2020, Baytex used a portion of the net proceeds from the issuance of the 8.75% Senior Notes to complete the early redemption of the US$400 million principal amount of the 5.125% senior unsecured notes due June 1, 2021 at par plus accrued interest. The principal payment was $530.4 million.

On March 5, 2020, Baytex completed the early redemption of the $300 million principal amount of the 6.625% senior unsecured notes due July 19, 2022 at 101.104% of the principal amount, plus accrued interest. The principal payment was $300.0 million plus early redemption expense of $3.3 million.

The long-term notes do not contain any significant financial maintenance covenants. The long-term notes contain a debt incurrence covenant that restricts the Company's ability to raise additional debt beyond the existing Credit Facilities and long-term notes unless the Company maintains a minimum coverage ratio (computed as the ratio of Bank EBITDA (as defined in note 7) to financing and interest expense on a trailing twelve month basis) of 2.00:1.00. At September 30, 2020, the fixed charge coverage ratio was 5.0:1.0.

9.    ASSET RETIREMENT OBLIGATIONS

	September 30, 2020	December 31, 2019
Balance, beginning of period	$667,974	$646,898
Liabilities incurred	11,466	21,748
Liabilities settled	(6,080)	(15,417)
Liabilities acquired from property acquisitions	—	1,648
Liabilities divested	(116)	(1,331)
Property swaps	(514)	792
Accretion (note 15)	6,897	13,713
Government grants(1)	(694)	—
Change in estimate	(4,810)	19,632
Changes in discount rates and inflation rates(2)	76,244	(17,486)
Foreign currency translation	784	(2,223)
Balance, end of period	$751,151	$667,974
Less current portion of asset retirement obligations	10,913	11,579
Non-current portion of asset retirement obligations	$740,238	$656,395
(1)    During the three months ended September 30, 2020, Baytex recognized $0.7 million of non-cash other income and a reduction in asset retirement obligations related to government grants provided by the Government of Alberta and the Government of Saskatchewan.
(2)    The discount and inflation rates at September 30, 2020 were 1.1% and 1.3%, respectively, compared to 1.8% and 1.4% at December 31, 2019.

10.    SHAREHOLDERS' CAPITAL
The authorized capital of Baytex consists of an unlimited number of common shares without nominal or par value and 10.0 million preferred shares without nominal or par value, issuable in series. Baytex establishes the rights and terms of the preferred shares upon issuance. At September 30, 2020, no preferred shares have been issued by the Company and all common shares issued were fully paid.

The holders of common shares may receive dividends as declared from time to time and are entitled to one vote per share at any meeting of the holders of common shares. All common shares rank equally with regard to the Company's net assets in the event the Company is wound-up or terminated.

	Number of Common Shares (000s)	Amount
Balance, December 31, 2018	554,060	$5,701,516
Vesting of share awards	4,245	17,319
Balance, December 31, 2019	558,305	$5,718,835
Vesting of share awards	2,858	10,329
Balance, September 30, 2020	561,163	$5,729,164

11.    SHARE AWARD INCENTIVE PLAN
The Company recorded compensation expense related to the share awards of $2.9 million and $8.7 million for the three and nine months ended September 30, 2020 ($3.4 million and $14.2 million for the three and nine months ended September 30, 2019) which includes $0.6 million and $1.8 million of cash compensation expense related to the incentive award plan and the associated equity total return swaps.

Share Award Plans

Baytex has a share award plan pursuant to which it issues restricted and performance awards. A restricted award entitles the holder of each award to receive one common share of Baytex at the time of vesting. A performance award entitles the holder of each award to receive between zero and two common shares on vesting; the number of common shares issued is determined by a multiplier. The multiplier, which ranges between zero and two, is calculated based on a number of factors determined and approved by the Board of Directors on an annual basis. The restricted awards and performance awards vest in equal tranches on the first, second and third anniversaries of the grant date.

The weighted average fair value of share awards granted was $1.48 per restricted and performance award for the nine months ended September 30, 2020 ($2.63 per restricted and performance award for the nine months ended September 30, 2019).

The number of share awards outstanding is detailed below:

(000s)	Number of restricted awards	Number of performance awards(1)	Total number of share awards
Balance, December 31, 2018	3,243	3,273	6,516
Granted	3,184	3,245	6,429
Vested and converted to common shares	(2,081)	(2,164)	(4,245)
Forfeited	(545)	(1,219)	(1,764)
Balance, December 31, 2019	3,801	3,135	6,936
Granted	2,239	3,253	5,492
Vested and converted to common shares	(1,717)	(1,141)	(2,858)
Forfeited	(140)	(185)	(325)
Balance, September 30, 2020	4,183	5,062	9,245
(1)     Based on underlying awards before applying the payout multiplier which can range from 0x to 2x.

Incentive Award Plan

Baytex has a cash-settled incentive award plan (the "Incentive Award" plan) whereby the holder of each incentive award is entitled to receive a cash payment equal to the value of one Baytex common share at the time of vesting. The incentive awards vest in equal tranches on the first, second and third anniversaries of the grant date. The cumulative expense is recognized at fair value at each period end and is included in trade and other payables.

The Company uses equity total return swaps ("Equity TRS") on the equivalent number of Baytex common shares in order to fix the aggregate cost of the Incentive Award plan at the fair value determined on the grant date. The cumulative expense is recognized at fair value each period with realized gains or losses included in share-based compensation expense and unrealized gains or losses included in unrealized financial derivatives gain or loss. The carrying value of the financial derivatives includes the fair value of the Equity TRS which was a liability of $1.8 million on September 30, 2020.

During the nine months ended September 30, 2020, Baytex granted 2.9 million awards under the Incentive Award plan at a fair value of $1.50 per award.

Share Options

Baytex assumed share option plans pursuant to a business combination in 2018. No new grants will be made under the option plans.

The Company accounts for share options using the fair value method. Under this method, compensation is expensed over the vesting period for the share options, with a corresponding increase to contributed surplus.

Share options granted under the option plans had a maximum term of 3.5 years to expiry. One third of the options granted vest on each of the first, second, and third anniversaries of the date of grant. At September 30, 2020, 0.5 million options were outstanding with a weighted average remaining life of 0.4 years and a weighted average exercise price of $5.69 (December 31, 2019 - 2.5 million options with a weighted average exercise price of $6.83).

12.    NET INCOME (LOSS) PER SHARE
Baytex calculates basic income or loss per share based on the net income or loss attributable to shareholders using the weighted average number of shares outstanding during the period. Diluted income or loss per share amounts reflect the potential dilution that could occur if share awards and share options were converted to common shares. The treasury stock method is used to determine the dilutive effect of share awards and share options whereby the potential conversion of share awards and share options and the amount of compensation expense, if any, attributed to future services are assumed to be used to purchase common shares at the average market price during the period.

	Three Months Ended September 30
	2020			2019
	Net loss	Weighted average common shares (000s)	Net loss per share	Net income	Weighted average common shares (000s)	Net income per share
Net income (loss) - basic	$(23,444)	561,128	$(0.04)	$15,151	557,888	$0.03
Dilutive effect of share awards	—	—	—	—	3,000	—
Dilutive effect of share options	—	—	—	—	—	—
Net income (loss) - diluted	$(23,444)	561,128	$(0.04)	$15,151	560,888	$0.03

	Nine Months Ended September 30
	2020			2019
	Net loss	Weighted average common shares (000s)	Net loss per share	Net income	Weighted average common shares (000s)	Net income per share
Net income (loss) - basic	$(2,660,124)	560,484	$(4.75)	$105,313	556,651	$0.19
Dilutive effect of share awards	—	—	—	—	3,787	—
Dilutive effect of share options	—	—	—	—	—	—
Net income (loss) - diluted	$(2,660,124)	560,484	$(4.75)	$105,313	560,438	$0.19

For the three and nine months ended September 30, 2020, all share awards and share options were excluded from the calculation of diluted earnings per share as their effect was anti-dilutive given the Company recorded a net loss. For the three and nine months ended September 30, 2019, no share awards were considered to be anti-dilutive and 3.4 million share options were excluded from the calculation of diluted earnings per share as they were determined to be anti-dilutive.

13.     PETROLEUM AND NATURAL GAS SALES

Petroleum and natural gas sales from contracts with customers for the Company's Canadian and U.S. operating segments is set forth in the following table.

	Three Months Ended September 30
	2020			2019
	Canada	U.S.	Total	Canada	U.S.	Total
Light oil and condensate	$78,432	$75,620	$154,052	$134,921	$140,344	$275,265
Heavy oil	69,791	—	69,791	117,961	—	117,961
NGL	1,762	8,914	10,676	1,486	11,045	12,531
Natural gas sales	8,846	9,173	18,019	4,401	14,442	18,843
Total petroleum and natural gas sales	$158,831	$93,707	$252,538	$258,769	$165,831	$424,600

	Nine Months Ended September 30
	2020			2019
	Canada	U.S.	Total	Canada	U.S.	Total
Light oil and condensate	$229,745	$257,818	$487,563	$409,117	$442,763	$851,880
Heavy oil	169,638	—	169,638	381,684	—	381,684
NGL	3,957	25,791	29,748	6,684	47,656	54,340
Natural gas sales	23,660	31,232	54,892	20,021	52,099	72,120
Total petroleum and natural gas sales	$427,000	$314,841	$741,841	$817,506	$542,518	$1,360,024

Included in accounts receivable at September 30, 2020 is $70.4 million of accrued production revenue related to delivered volumes (December 31, 2019 - $138.0 million).

14.    INCOME TAXES
The provision for income taxes has been computed as follows:

	Nine Months Ended September 30
	2020	2019
Net loss before income taxes	$(2,920,725)	$91,946
Expected income taxes at the statutory rate of 25.95% (2019 – 26.72%)	(757,928)	24,568
(Increase) decrease in income tax recovery resulting from:
Share-based compensation	1,809	3,806
Effect of foreign exchange	5,022	(5,179)
Effect of change in income tax rates	22,231	(10,573)
Effect of rate adjustments for foreign jurisdictions	35,982	(20,965)
Effect of change in deferred tax benefit not recognized	409,717	(4,803)
Effect of U.S. tax change	19,996	—
Adjustments and assessments	2,570	(221)
Income tax recovery	$(260,601)	$(13,367)
On May 28, 2019 the Alberta government tabled legislation to decrease the corporate income tax rate from 12% to 8% over a multi-year period beginning July 1, 2019 and ending January 1, 2022. On June 29, 2020 the Alberta government announced that the corporate tax rate reduction to 8% previously scheduled for January 1, 2022 would be accelerated to July 1, 2020. Legislation enacting this accelerated timeline was enacted subsequent to quarter end and accordingly the effect is not reflected in the deferred tax recovery recorded for the nine months ended September 30, 2020.
At September 30, 2020, a deferred tax asset of $438.0 million remains unrecognized due to uncertainty surrounding future commodity prices (December 31, 2019 - $28.0 million).

As disclosed in the 2019 annual financial statements, in June 2016, certain indirect subsidiary entities received reassessments from the Canada Revenue Agency (the “CRA”) that denied $591 million of non-capital loss deductions that relate to the calculation of income taxes for the years 2011 through 2015. In September 2016, Baytex filed notices of objection with the CRA appealing each reassessment received. There has been no change in the status of these reassessments since an Appeals Officer was assigned to the Company's file in July 2018. Baytex remains confident that the original tax filings are correct and intends to defend those tax filings through the appeals process.

On April 7, 2020, the U.S. Department of the Treasury and the IRS published final regulations addressing “anti-hybrid” rules under section 267A of the U.S. tax code and thus became substantially enacted. Pursuant to these regulations, the Company is no longer entitled to certain tax benefits previously recognized during 2019. Accordingly, a charge against deferred income taxes in the amount of $20.0 million was recorded in the nine months ended September 30, 2020.

15.    FINANCING AND INTEREST

	Three Months Ended September 30		Nine Months Ended September 30
	2020	2019	2020	2019
Interest on credit facilities	$3,366	$4,650	$11,749	$15,171
Interest on long-term notes	21,943	21,955	69,231	67,382
Interest on lease obligations	109	147	360	475
Non-cash financing	756	1,607	5,863	3,753
Accretion on asset retirement obligations (note 9)	1,788	3,407	6,897	10,268
Early redemption expense (note 8)	—	—	3,312	—
Financing and interest	$27,962	$31,766	$97,412	$97,049

16.    FOREIGN EXCHANGE

	Three Months Ended September 30		Nine Months Ended September 30
	2020	2019	2020	2019
Unrealized foreign exchange (gain) loss	$(25,880)	$13,855	$28,125	$(38,404)
Realized foreign exchange (gain) loss	(351)	382	(437)	426
Foreign exchange (gain) loss	$(26,231)	$14,237	$27,688	$(37,978)

17.     FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
The Company's financial assets and liabilities are comprised of cash, trade and other receivables, trade and other payables, financial derivatives, credit facilities, and long-term notes. The fair value of the credit facilities is equal to the principal amount outstanding as the credit facilities bear interest at floating rates and credit spreads that are indicative of market rates. The fair value of the long-term notes is determined based on market prices.

The carrying value and fair value of the Company's financial instruments carried on the condensed consolidated statements of financial position are classified into the following categories:

	September 30, 2020		December 31, 2019
	Carrying value	Fair value	Carrying value	Fair value	Fair Value Measurement Hierarchy
Financial Assets
FVTPL
Financial derivatives	$41,746	$41,746	$5,433	$5,433	Level 2
Total	$41,746	$41,746	$5,433	$5,433

Financial assets at amortized cost
Cash	$—	$—	$5,572	$5,572	—
Trade and other receivables	97,389	97,389	173,762	173,762	—
Total	$97,389	$97,389	$179,334	$179,334

Financial Liabilities
FVTPL
Financial derivatives	$(25,556)	$(25,556)	$(8,668)	$(8,668)	Level 2
Total	$(25,556)	$(25,556)	$(8,668)	$(8,668)

Financial liabilities at amortized cost
Trade and other payables	$(179,482)	$(179,482)	$(207,454)	$(207,454)	—
Credit facilities	(622,654)	(624,826)	(505,412)	(506,471)	—
Long-term notes	(1,182,800)	(586,526)	(1,328,175)	(1,290,817)	Level 1
Total	$(1,984,936)	$(1,390,834)	$(2,041,041)	$(2,004,742)

There were no transfers between Level 1 and Level 2 during the nine months ended September 30, 2020 and 2019.

Foreign Currency Risk

The carrying amounts of the Company’s U.S. dollar denominated monetary assets and liabilities recorded in entities with a Canadian dollar functional currency at the reporting date are as follows:

	Assets		Liabilities
	September 30, 2020	December 31, 2019	September 30, 2020	December 31, 2019
U.S. dollar denominated	US$36,893	US$8,733	US$924,115	US$841,961

Interest Rate Risk

Interest Rate Swaps

As of September 30, 2020, Baytex had an interest rate swap acquired in a business combination in 2018 outstanding with a notional value of $100 million maturing in October 2020, with a fixed contract price of 2.02% referencing the Canadian Dollar Offered Rate. At September 30, 2020, the fair value of the interest rate swap was a liability of $0.1 million (December 31, 2019 - nil).

Commodity Price Risk

Financial Derivative Contracts

Baytex had the following financial derivative contracts outstanding as of November 2, 2020:

	Remaining Period	Volume	Price/Unit(1)	Index
Oil
Basis Swap	Oct 2020 to Dec 2020	6,500 bbl/d	WTI less US$16.27/bbl	WCS
Basis Swap	Jan 2021 to Jun 2021	2,000 bbl/d	WTI less US$13.75/bbl	WCS
Basis Swap	Jan 2021 to Dec 2021	4,000 bbl/d	WTI less US$14.26/bbl	WCS
Basis Swap(6)	Jan 2021 to Dec 2021	2,000 bbl/d	WTI less US$13.41/bbl	WCS
Basis Swap	Oct 2020 to Dec 2020	5,000 bbl/d	WTI less US$6.15/bbl	MSW
Basis Swap	Jan 2021 to Dec 2021	2,000 bbl/d	WTI less US$5.95/bbl	MSW
Basis Swap(6)	Jan 2021 to Dec 2021	4,000 bbl/d	WTI less US$4.78/bbl	MSW
Fixed - Sell	Oct 2020 to Dec 2020	8,000 bbl/d	US$42.78/bbl	WTI
3-way option(2)	Oct 2020 to Dec 2020	3,000 bbl/d	US$50.00/US$56.00/US$61.35	WTI
3-way option(2)	Oct 2020 to Dec 2020	3,000 bbl/d	US$50.00/US$57.00/US$60.00	WTI
3-way option(2)	Oct 2020 to Dec 2020	4,500 bbl/d	US$50.00/US$57.00/US$62.00	WTI
3-way option(2)	Oct 2020 to Dec 2020	3,000 bbl/d	US$50.00/US$58.00/US$62.00	WTI
3-way option(2)	Oct 2020 to Dec 2020	1,000 bbl/d	US$51.00/US$58.00/US$60.50	WTI
3-way option(2)	Oct 2020 to Dec 2020	1,000 bbl/d	US$51.00/US$58.00/US$60.83	WTI
3-way option(2)	Oct 2020 to Dec 2020	1,500 bbl/d	US$51.00/US$59.00/US$65.60	WTI
3-way option(2)	Oct 2020 to Dec 2020	1,500 bbl/d	US$51.00/US$59.00/US$66.00	WTI
3-way option(2)	Oct 2020 to Dec 2020	1,000 bbl/d	US$51.00/US$59.50/US$66.15	WTI
3-way option(2)	Oct 2020 to Dec 2020	1,000 bbl/d	US$51.00/US$60.00/US$65.60	WTI
3-way option(2)	Oct 2020 to Dec 2020	1,000 bbl/d	US$51.00/US$60.00/US$66.00	WTI
3-way option(2)	Oct 2020 to Dec 2020	1,000 bbl/d	US$51.00/US$60.00/US$66.05	WTI
3-way option(2)	Oct 2020 to Dec 2020	2,000 bbl/d	US$51.00/US$60.00/US$66.70	WTI
3-way option(2)	Jan 2021 to Dec 2021	3,500 bbl/d	US$35.00/US$45.00/US$49.50	WTI
3-way option(2)	Jan 2021 to Dec 2021	10,000 bbl/d	US$35.00/US$45.00/US$55.00	WTI
Swaption(3)	Jan 2021 to Dec 2021	3,000 bbl/d	US$70.00/bbl	Brent
Swaption(3)	Jan 2021 to Dec 2021	3,000 bbl/d	US$60.75/bbl	WTI
Swaption(5)	Jan 2022 to Dec 2022	5,000 bbl/d	US$53.00/bbl	WTI
Swaption(5)	Jan 2022 to Dec 2022	5,000 bbl/d	US$54.00/bbl	WTI

Natural Gas
Fixed - Sell	Oct 2020 to Dec 2020	10,500 GJ/d	$2.01/GJ	AECO 7A
Fixed - Sell	Jan 2021 to Jun 2021	3,000 GJ/d	$2.71/GJ	AECO 7A
Fixed - Sell	Jan 2021 to Dec 2021	16,000 GJ/d	$2.36/GJ	AECO 7A
Fixed - Sell	Oct 2020 to Dec 2020	2,500 GJ/d	$2.29/GJ	AECO 5A
Fixed - Sell	Jan 2021 to Dec 2021	2,500 GJ/d	$2.40/GJ	AECO 5A
Fixed - Sell	Oct 2020 to Dec 2020	5,500 mmbtu/d	US$2.64/mmbtu	NYMEX
Fixed - Sell	Jan 2021 to Dec 2021	12,000 mmbtu/d	US$2.70/mmbtu	NYMEX
3-way option(2)	Oct 2020 to Dec 2020	5,000 mmbtu/d	US$2.25/US$2.60/US$2.85	NYMEX
3-way option(2)(6)	Jan 2022 to Dec 2022	2,500 mmbtu/d	US$2.25/US$2.75/US$3.06	NYMEX
Swaption(4)	Jan 2021 to Dec 2021	5,000 mmbtu/d	US$2.90/mmbtu	NYMEX
(1)Based on the weighted average price per unit for the period.

(2)Producer 3-way option consists of a sold put, bought put, and a sold call. To illustrate, in a US$50.00/US$58.00/US$62.00 contract, Baytex receives WTI plus US$8.00/bbl when WTI is at or below US$50.00/bbl; Baytex receives US$58.00/bbl when WTI is between US$50.00/bbl and US$58.00/bbl; Baytex receives the market price when WTI is between US$58.00/bbl and US$62.00/bbl; and Baytex receives US$62.00/bbl when WTI is above US$62.00/bbl.
(3)For these contracts, the counterparty has the right, if exercised on December 31, 2020, to enter a swap transaction for the remaining term, notional volume and fixed price per unit indicated above.
(4)For these contracts, the counterparty has the right, if exercised on December 23, 2020, to enter a swap transaction for the remaining term, notional volume and fixed price per unit indicated above.
(5)For these contracts, the counterparty has the right, if exercised on December 31, 2021, to enter a swap transaction for the remaining term, notional volume and fixed price per unit indicated above.
(6)Contracts entered subsequent to September 30, 2020.

The following table sets forth the realized and unrealized gains and losses recorded on financial derivatives.

	Three Months Ended September 30		Nine Months Ended September 30
	2020	2019	2020	2019
Realized financial derivatives loss (gain)	$9,743	$(20,857)	$(30,731)	$(52,664)
Unrealized financial derivatives loss (gain)	7,284	(7,666)	(19,425)	30,922
Financial derivatives loss (gain)	$17,027	$(28,523)	$(50,156)	$(21,742)

Liquidity Risk

Liquidity risk is the risk that Baytex will encounter difficulty in meeting obligations associated with financial liabilities. Baytex manages its liquidity risk through cash and debt management. Such strategies include monitoring forecasted and actual cash flows from operating, financing and investing activities, available credit under existing banking arrangements, opportunities to issue additional common shares as well as reducing capital expenditures.

As at September 30, 2020, Baytex had unused capacity of $425.8 million on its Credit Facilities (December 31, 2019 - $523.8 million).

The timing of cash outflows relating to financial liabilities as at September 30, 2020 is outlined in the table below:

	Total	Less than 1 year	1-3 years	3-5 years	Beyond 5 years
Trade and other payables	$179,482	$179,482	$—	$—	$—
Credit facilities(1)(2)	624,826	—	—	624,826	—
Long-term notes(2)	1,199,160	—	—	532,960	666,200
Interest on long-term notes(3)	489,037	88,272	176,543	136,544	87,678
Lease obligations	11,132	6,086	4,449	597	—
	$2,503,637	$273,840	$180,992	$1,294,927	$753,878
(1)At December 31, 2019, the credit facilities were set to mature on April 2, 2021. On March 3, 2020, Baytex amended the credit facilities to extend maturity to April 2, 2024 which will automatically be extended to June 4, 2024 providing the Company has either refinanced or has the ability to repay the outstanding 2024 long-term notes with existing credit capacity as of April 1, 2024.
(2)Principal amount of instruments. On February 5, 2020, Baytex issued US$500 million principal amount of 8.75% senior unsecured notes due 2027 and, on March 5, 2020, completed the redemption of $300 million principal amount of 6.625% senior unsecured notes due 2022 (note 8). On February 20, 2020 Baytex completed the redemption of the US$400 million principal amount of senior unsecured notes due 2021 (note 8).
(3)Excludes interest on credit facilities as interest payments on credit facilities fluctuate based on amounts outstanding and the prevailing interest rate at the time of borrowing.

Credit Risk

Credit risk is the risk that a counterparty to a financial asset will default resulting in Baytex incurring a loss. As at September 30, 2020, the Company is exposed to credit risk with respect to its trade and other receivables and financial derivatives. Baytex manages these risks through the selection and monitoring of credit-worthy counterparties.

Most of the Company's trade and other receivables relate to petroleum and natural gas sales. Baytex reviews its exposure to individual entities on a regular basis and manages its credit risk by entering into sales contracts after reviewing the creditworthiness of the entity. Letters of credit or parental guarantees may be obtained prior to the commencement of business with certain counterparties. Credit risk may also arise from financial derivative instruments. The maximum exposure to credit risk is equal to the carrying value of the financial assets. The Company considers all financial assets that are not impaired or past due to be of good credit quality.

The majority of the Company's credit exposure on trade and other receivables at September 30, 2020 relates to accrued revenues and our financial derivative contracts. Accounts receivable from purchasers of the Company's petroleum and natural gas sales are typically collected on the 25th day of the month following production. Joint interest receivables are typically collected within one to three months following production. Included in trade and other receivables at September 30, 2020 is $70.4 million (December 31, 2019 - $138.0 million) of accrued petroleum and natural gas sales related to delivered volumes.

Should the Company determine that the ultimate collection of a receivable is in doubt, the carrying amount of trade and other receivables is reduced by adjusting the allowance for doubtful accounts and a charge to net income or loss. If the Company subsequently determines the accounts receivable is uncollectible, the receivable and allowance for doubtful accounts are adjusted accordingly. As at September 30, 2020, allowance for doubtful accounts was $2.1 million (December 31, 2019 - $1.6 million).

In determining whether amounts past due are collectible, the Company will assess the nature of the past due amounts as well as the credit worthiness and past payment history of the counterparty. As at September 30, 2020, trade and other receivables that Baytex has deemed past due (more than 90 days) but not impaired was $1.4 million (December 31, 2019 - $2.7 million). Baytex has estimated the lifetime expected credit loss as at and for the quarter ended September 30, 2020 to be nominal.

The Company's trade and other receivables, net of the allowance for doubtful accounts, were aged as follows as at September 30, 2020.

	September 30, 2020	December 31, 2019
Current (less than 30 days)	$95,226	$169,500
31-60 days	561	1,199
61-90 days	240	342
Past due (more than 90 days)	1,362	2,721
	$97,389	$173,762